UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Nortel Inversora S.A. Unaudited Condensed Consolidated Financial Statements as of March 31, 2013

Item 1

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 AND 2012

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of March 31, 2013 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	The Company and Telecom Group’s activities for the three-month periods ended March 31, 2013 (“1Q13”) and 2012 (“1Q12”)

Total revenues and other income for 1Q13 amounted to $6,073 (+18% vs. 1Q12), operating costs – including depreciations, amortizations and gain on disposal of PP&E – amounted to $4,961 (+21% vs. 1Q12), operating income before depreciation and amortization amounted to $1,796 – representing 30% of consolidated revenues – (+9% vs. 1Q12), operating income amounted to $1,112 (+8% vs. 1Q12) and net income amounted to $810 (+17% vs. 1Q12). Net income attributable to Nortel amounted to $436 in 1Q13 (+19% vs. 1Q12).

			Variation
	1Q13	1Q12	$	%
Revenues	6,064	5,126	938	18
Other income	9	4	5	125
Operating costs without depreciation and amortization	(4,277)	(3,486)	(791)	23

Operating income before depreciation and amortization	1,796	1,644	152	9
Depreciation and amortization	(691)	(615)	(76)	12
Gain on disposal of PP&E	7	1	6	600

Operating income	1,112	1,030	82	8
Financial results, net	135	47	88	187

Net income before income tax expense	1,247	1,077	170	16
Income tax expense	(437)	(386)	(51)	13

Net income	810	691	119	17

Attributable to:
Nortel (Controlling Company)	436	365	71	19
Non-controlling interest	374	326	48	15

	810	691	119	17

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	41.75	34,96
Class “B” preferred shares	145.15	121.51

•	Total revenues and other income

During 1Q13 consolidated total revenues increased 18% (+$938 vs. 1Q12) amounting to $6,064 mainly fueled by the Broadband, data transmission and mobile businesses, while consolidated other income increased 125% (+$5 vs. 1Q12), mainly due to penalties imposed to vendors in the Fixed Services segment.

			Variation
	1Q13	1Q12	$	%
Services
Voice – Retail	629	607	22	4
Voice – Wholesale	185	175	10	6
Internet	575	458	117	26
Data	213	163	50	31

Subtotal fixed services	1,602	1,403	199	14

Voice – Retail	1,214	1,077	137	13
Voice – Wholesale	448	425	23	5
Internet	391	276	115	42
Data	1,615	1,323	292	22

Subtotal Personal mobile services	3,668	3,101	567	18

Voice – Retail	87	86	1	1
Voice – Wholesale	22	18	4	22
Internet	62	26	36	138
Data	78	63	15	24

Subtotal Núcleo mobile services	249	193	56	29

Total services revenues	5,519	4,697	822	18

Equipment
Fixed services	14	18	(4)	(22)
Personal mobile services	518	405	113	28
Núcleo mobile services	13	6	7	117

Total equipment revenues	545	429	116	27

Total revenues	6,064	5,126	938	18

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

I

NORTEL INVERSORA S.A.

Services revenues amounted to $5,519 (+18% vs. 1Q12) and represented 91% of consolidated revenues (similar to 1Q12). Equipment revenues increased 27%, amounting to $545 and represented 9% of consolidated revenues (similar to 1Q12).

Fixed services

During 1Q13, services revenues generated by this segment amounted to $1,602, +$199 or 14% vs. 1Q12, where Internet revenues have grown the most (+$117 or 26% vs. 1Q12), followed by data transmission (+$50 or 31% vs. 1Q12) and voice retail services (+$22 or 4% vs. 1Q12).

•	Voice

Voice retail revenues amounted to $629 in 1Q13 (+4% vs. 1Q12). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 34% of the segment revenues in 1Q13 (vs. 39% in 1Q12).

Monthly Charges and Supplementary Services increased $17 or 7% vs. 1Q12, to $269, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and of the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $329, (+$13 or 4% vs. 1Q12), mainly due to the increase of domestic plans and the positive effect of the flat rate packs sales. In relative terms, revenues from local measured service increased the most with 7% vs. 1Q12 and followed by DLD revenues (+5% vs. 1Q12).

Voice wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom USA amounting to $15) amounted to $185 in 1Q13 (+6% vs. 1Q12). Interconnection fixed and mobile revenues amounted to $113 (a slightly increase vs. 1Q12 as a result of an increase in the domestic traffic). The other wholesale revenues amounted to $72 in 1Q13 (+18% vs. 1Q12).

•	Internet

Internet revenues amounted to $575 (+$117 or +26% vs. 1Q12) mainly due to the expansion of the Broadband service (+4% of customers vs. 1Q12) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $114.9 pesos in 1Q13 vs. $95.6 pesos in 1Q12). As of March 31, 2013, Telecom Argentina reached approximately 1,626,000 ADSL customers. These connections represent approximately 40% of Telecom Argentina’s fixed lines in service (vs. 38% in 1Q12).

Internet revenues represent 10% of consolidated revenues (similar to 1Q12) and 36% of fixed services segment revenues (vs. 33% in 1Q12).

•	Data

Data transmission revenues amounted to $213 (+$50 vs. 1Q12), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to the growth of Integra and VPN IP services (private data networks services that replaces the point to point services).

Personal Mobile Services

During 1Q13, total services revenues amounted to $3,668, +567 or 18% vs. 1Q12, being the principal business segment in revenues terms (60% of consolidated revenues in 1Q13 and 1Q12). Personal reached 19.1 million subscribers in Argentina (+3% vs. 1Q12) thus improving its market position related to subscriber’s base and maintaining the leadership in revenues in the mobile industry. Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Cuentas Claras” plans and Mobile Internet dongles).

•	Voice

Voice retail revenues amounted to $1,214 in 1Q13 (+13% vs. 1Q12). The increase was mainly due to the increase in the lines billed, the increase in the average price of different plans and an increase in the subscriber base, specially “Cuentas Claras” subscribers.

Voice wholesale revenues amounted to $448 in 1Q13 (+5% vs. 1Q12). The increase was mainly due to higher traffic in SMS and GPRS roaming in the national segment and an increase in the GPRS traffic in the international segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

II

NORTEL INVERSORA S.A.

•	Internet

Internet revenues amounted to $391 (+$115 or 42% vs. 1Q12), mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers and the migration of existing ones to higher value plans.

•	Data

Mobile data services revenues amounted to $1,615 (+292 or 22% vs. 1Q12). This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and the growth of the offers of SMS consumption, which represented an inter-annual increase of $252 vs. 1Q12. This increase was reflected both in prepaid or postpaid customers and is mainly due to the increase in the subscribers base.

As a consequence of the voice traffic increase and the VAS use (Internet and data), ARPU increased to $62.1 pesos in 1Q13 (vs. $54.9 pesos or +13% in 1Q12).

VAS revenues (data and Internet) amounted to $2,006 (+28% vs. 1Q12) and represented 55% of Mobile Services – Personal services revenues (vs. 52% in 1Q12).

Núcleo Mobile Services

This segment generated revenues equivalent to $249 during 1Q13 (+$56 or 29% vs. 1Q12) mainly due to the increase in the subscriber base (+6%), the appreciation of the Guaraní respect to the argentine peso (+20% inter-annual) generating an effect in revenues conversion and the increase of Mobile Internet revenues (+138% vs. 1Q12) related to the increase in the subscriber base. As of March 31, 2013, Núcleo’s subscriber base reached 2.3 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 81% and 19%, respectively in 1Q13.

VAS revenues (data and Internet) amounted to $140 (+57% vs. 1Q12) and represented 56% of Núcleo Mobile Services segment services revenues (vs. 46% in 1Q12).

Equipment

Revenues from equipment amounted to $545, +$116 or 27% vs. 1Q12. This increase is mainly related to the Personal Mobile services segment with an increase of $113 vs. 1Q12. The increase was mainly due to lower handsets sold (-25% vs. 1Q12) and an increase in their average prices (+68% vs. 1Q12). This situation was mainly due to a reduction of subsidy policy, the increase in average prices related to higher-value handsets demand and the business strategy to attract high-value subscribers. In the Núcleo Mobile Services segment the increase was mainly due to a higher number of handsets sold as a result of the launch of targeted promotions to capture new subscribers and retaining existing ones, associated to the effect of the appreciation of the Guaraní respect to the argentine peso.

Operating costs

Consolidated operating costs – including depreciation, amortization and gain on disposal of PP&E –amounted to $4,961 in 1Q13, which represented an increase of $861 or +21% vs. 1Q12. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina, the increase in the average rates of the turnover tax and the effect of the appreciation of the Guaraní (+20% inter-annual) respect to the argentine peso, affecting the operations in Paraguay.

			Variation
	1Q13	1Q12	$	%
Employee benefit expenses and severance payments	(869)	(678)	(191)	28
Interconnection costs and other telecommunication charges	(484)	(408)	(76)	19
Fees for services, maintenance, materials and supplies	(558)	(478)	(80)	17
Taxes and fees with the Regulatory Authority	(602)	(463)	(139)	30
Commissions	(605)	(525)	(80)	15
Agent commissions capitalized as SAC	103	76	27	36
Cost of equipment and handsets	(661)	(543)	(118)	22
Cost of equipment and handsets capitalized as SAC	103	106	(3)	(3)
Advertising	(154)	(164)	10	(6)
Cost of VAS	(131)	(60)	(71)	118
Provisions	(40)	(40)	—	—
Bad debt expenses	(93)	(69)	(24)	35
Other operating expenses	(286)	(240)	(46)	19

Operating income before depreciation and amortization	(4,277)	(3,486)	(791)	23

Depreciation of PP&E	(467)	(426)	(41)	10
Amortization of SAC and service connection costs	(219)	(183)	(36)	20
Amortization of other intangible assets	(5)	(6)	1	(17)
Gain on disposal of PP&E	7	1	6	600

Total operating costs	(4,961)	(4,100)	(861)	21

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

III

NORTEL INVERSORA S.A.

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $869 (+$191 or 28% vs. 1Q12). The increase was mainly due to an increase in the headcount and increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,757 by the end of 1Q13 – 16.752 employees of the Telecom Group and 5 employees of the Company – (+166 vs. 1Q12 – including temporary employees), lines in service per employee reached 371 in the Fixed Services segment (slightly lower than 1Q12), subscribers per employee reached 3,642 in the Personal Mobile Services segment (-2% vs. 1Q12) and subscribers per employee reached 5.354 (+5% vs. 1Q12) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $484 (+$76 or 19% vs. 1Q12) mainly due to higher traffic volume.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $558 (+$80 or 17% vs. 1Q12), mainly due to higher maintenance costs of radio bases and systems in the mobile services segments as a result of an increase of system licenses and higher costs of technical assistance of radio bases. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) amounted to $602 (+30% vs. 1Q12), influenced mainly by the increase in revenues of fixed and mobile services, higher equipment sales and higher turnover taxes in Autonomous City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $605 (+$80 or 15% vs. 1Q12), mainly due to the increase in commercial agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention, higher cards sales, and prepaid recharges and the increase in collections.

In the other hand, agent commissions capitalized as SAC amounted to $103, +$27 or 36% vs. 1Q12 and is directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $661 (+$118 or 22% vs. 1Q12) mainly due to an increase in the average unit cost of sales (+58% vs. 1Q12) and to a decrease in the handsets sold (-25% vs. 1Q12) in the Personal Mobile Services segment.

In the other hand, SAC deferred costs from handsets sold to postpaid and “Cuentas Claras” subscribers amounted to $103, -$3 or -3% vs. 1Q12.

Advertising

Advertising amounted to $154 (-$10 or -6% vs. 1Q12), mainly due to a reduction in the commercial campaigns of Personal as compared to 1Q12.

Cost of VAS

Cost of VAS amounted to $131 (+$71 vs. 1Q12), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and a higher offer oriented towards SMS usage.

Provisions

Provisions totaled $40, both in 1Q13 and 1Q12.

Bad debt expenses

Bad debt expenses amounted to $93 (+$24 vs. 1Q12), representing approximately 1.5% and 1.3% of the consolidated revenues in 1Q13 and 1Q12, respectively. The increase is observed mainly in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

IV

NORTEL INVERSORA S.A.

Other operating costs

Other operating costs amounted to $286 (+$46 vs. 1Q12). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses, among others, in the operations in Argentina; and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $1,796 (+$152 or 9% vs. 1Q12), representing 30% of consolidated revenues in 1Q13 vs. 32% in 1Q12. This growth was mainly fueled by the Mobile business in Argentina and Paraguay (+$117 or 10% vs. 1Q12).

Depreciation and amortization

Depreciation and amortization amounted to $691 (+$76 or 12% vs. 1Q12). The increase in PP&E depreciation amounted to $41, in amortization of SAC and service connection costs $36 and a reduction in amortization of other intangible assets of $1.

Gain on disposal of PP&E

The gain amounted to $7, +$6 vs. 1Q12 and was mainly due to the sale of vehicles in the Fixed Services segment.

•	Operating income

Operating income amounted to $1,112 in 1Q13 (+$82 or +8% vs. 1Q12). The margin over consolidated revenues represented 18% in 1Q13 (vs. 20% in 1Q12). Personal Mobile Services segment shows the higher increase (+$60 vs. 1Q12).

•	Financial results, net

Financial results, net resulted in a net gain of $135, representing an improvement of $88 vs. 1Q12. This was mainly due to higher financial interest on cash equivalents and investments (+$30 vs. 1Q12) and a lower financial cost for provisions ($15 vs. 1Q12).

•	Net income

Nortel reached a net income of $810 in 1Q13, +$119 or +17% when compared to 1Q12. Net income attributable to Nortel amounted to $436 in 1Q13, +$71 or +19% as compared to 1Q12.

•	Net financial assets

As of March 31, 2013, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $4,022, showing an increase of $1,418 as compared to March 31, 2012 (amounting to $2,604), mainly due to an increase in the generation of cash from operating activities of the Telecom Group that was partially offset by the cash dividends paid by Telecom Argentina to its non-controlling shareholders and the redemption of its Class “A” Preferred Shares in June 2012. The Fixed Services segment has net financial assets of $999, the Personal Mobile Services segment has net financial assets of $3,118 and Nortel has a net financial asset of $2, while the Núcleo Mobile Services segment has net financial debt of $97.

•	Capital expenditures (CAPEX)

CAPEX composition for 1Q13 and 1Q12 is as follows:

	In millions of $		% of participation		Variation
	1Q13	1Q12	1Q13	1Q12	$	%
Fixed Servicies	284	298	38%	43%	(14)	(5)
Personal Mobile Services	393	349	53%	51%	44	13
Núcleo Mobile Services	64	43	9%	6%	21	49

Total CAPEX	741	690	100%	100%	51	7

PP&E CAPEX amounted to $519 and intangible assets CAPEX amounted to $222 in 1Q13, while in 1Q12 amounted to $492 and $198, respectively.

In relative terms, CAPEX represented 12% of consolidated revenues in 1Q13 (13% in 1Q12), and were intended mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment and SAC.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

V

NORTEL INVERSORA S.A.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1Q13 and 1Q12 are as follows:

	In millions of $		% of participation		Variation
	1Q13	1Q12	1Q13	1Q12	$	%
Fixed Services	313	355	39%	48%	(42)	(12)
Personal Mobile Services	396	350	50%	47%	46	13
Núcleo Mobile Services	84	38	11%	5%	46	121

Total additions	793	743	100%	100%	50	10

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed available to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

•	Relevant matters

1.	Resolutions of the Annual and Extraordinary Shareholders’ Meeting of Personal

Personal’s shareholders, at their meeting held on April 10, 2013, approved, among other items, the Annual Report and financial statements as of December 31, 2012 and the allocation of Retained Earnings as of December 31, 2012 as follows: (i) the constitution of a Special Reserve for implementation of IFRS by $405, (ii) the constitution of a voluntary reserve for the finance of working capital and capital expenditures in Argentina by $233 and (iii) the allocation of $1,950 to the reserve for future cash dividends. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends and the reserve for the finance of working capital and capital expenditures in Argentina.

2.	Resolutions of the Annual General Shareholders’ Meeting of Telecom Argentina

Telecom Argentina’s shareholders, at their meeting held on April 23, 2013, resolved, among other items: (a) the approval of Telecom Argentina’s Annual Report and financial statements as of December 31, 2012; (b) to adjourn the session until May 21, 2013 to consider the allocation of Telecom Argentina’s Retained Earnings as of December 31, 2012; (c) to set at eleven the number of regular and alternate directors of Telecom Argentina for a three year term, and to set at five the number of regular and alternate members of the Supervisory Committee of Telecom Argentina for a one year term, and to appoint the persons who will occupy those positions.

3.	Resolutions of the Company’s Annual and Extraordinary General Shareholders’ Meeting

Nortel’s shareholders, at their meeting held on April 26, 2013, approved, among other items, the Annual Report and financial statements as of December 31, 2012 and the allocation of Retained Earnings as of December 31, 2012 as follows: (i) the constitution of a Special Reserve for implementation of IFRS by $204, (ii) the allocation of $1,466 to the reserve for future cash dividends. The shareholders also approved the delegation of authority in the Company’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends taking into account Nortel’s future liquidity.

3.	Summary of comparative consolidated statements of financial position

	March 31,
	2013	2012	2011
Current assets	7,496	5,889	4,334
Non-current assets	11,129	9,993	8,764

Total assets	18,625	15,882	13,098

Current liabilities	5,841	5,713	5,506
Non-current liabilities	1,781	1,680	1,194

Total liabilities	7,622	7,393	6,700

Equity attributable to Nortel (Controlling Company)	5,915	4,396	3,069
Equity attributable non-controlling interest	5,088	4,093	3,329

Total Equity	11,003	8,489	6,398

Total liabilities and equity	18,625	15,882	13,098

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

VI

NORTEL INVERSORA S.A.

4.	Summary of comparative consolidated income statements

	1Q13	1Q12	1Q11
Revenues and other income	6,073	5,130	4,149
Operating costs	(4,961)	(4,100)	(3,196)

Operating income	1,112	1,030	953
Financial results, net	135	47	(10)

Net income before income tax expense	1,247	1,077	943
Income tax expense	(437)	(386)	(337)

Net income	810	691	606
Other comprehensive income, net of tax	63	24	47

Total comprehensive income	873	715	653

Attributable to Nortel (Controlling Company)	458	374	330
Attributable to non-controlling interest	415	341	323

5.	Statistical data (in physical units)

•	Fixed services

Voice and data services

	1Q13		1Q12		1Q11		1Q10		1Q09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,807,737	1,551	3,799,811	2,899	3,800,594	(34,973)	3,843,809	(8,350)	3,849,385	1,016
NGN lines	1,092,483	48,115	955,312	(40,306)	880,338	26,928	754,660	11,776	605,156	10,896

Installed lines (a)	4,900,220	49,666	4,755,123	(37,407)	4,680,932	(8,045)	4,598,469	3,426	4,454,541	11,912
Lines in service (b)	4,109,286	(18,572)	4,138,370	(2,765)	4,110,304	3,222	4,057,953	(2,307)	4,008,421	(1,635)
Customers lines (c)	4,027,422	(17,735)	4,054,491	(2,343)	4,024,236	5,177	3,966,266	(1,161)	3,915,573	254
Public phones installed	35,874	(939)	39,158	(921)	43,543	(1,303)	48,683	(1,592)	55,864	(2,511)
Lines in service per 100 inhabitants (d)	20.4	(0.2)	20.7	(0.1)	20.7	(0.1)	20.6	(0.1)	20.6	—
Lines in service per employee (e)	371	1	370	(3)	377	(2)	366	—	359	1

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet

	1Q13		1Q12		1Q11		1Q10		1Q09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Total ADSL subscribers	1,626,000	(3,000)	1,566,000	16,000	1,407,000	27,000	1,232,000	18,000	1,060,000	28,000

•	Mobile services

Personal

	1Q13		1Q12		1Q11		1Q10		1Q09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,415,000	29,000	2,226,000	48,000	1,886,000	81,000	1,613,000	22,000	1,472,000	49,000
“Cuentas Claras” plans	3,583,000	106,000	3,176,000	37,000	2,814,000	18,000	2,707,000	(2,000)	2,822,000	15,000
Prepaid subscribers	12,763,000	43,000	12,672,000	258,000	11,841,000	415,000	10,454,000	403,000	8,832,000	529,000
Dongles (*)	353,000	(39,000)	473,000	11,000	341,000	35,000	174,000	50,000	45,000	14,000

Total subscribers	19,114,000	139,000	18,547,000	354,000	16,882,000	549,000	14,948,000	473,000	13,171,000	607,000

Lines per employee	3,642	—	3,734	—	3,831	—	3,829	—	3,535	—

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

VII

NORTEL INVERSORA S.A.

Núcleo

	1Q13		1Q12		1Q11		1Q10		1Q09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	29,000	(1,000)	30,000	1,000	26,000	1,000	24,000	—	23,000	(1,000)
“Plan control” subscribers	270,000	9,000	227,000	7,000	199,000	8,000	161,000	8,000	143,000	3,000
Prepaid subscribers	1,888,000	16,000	1,829,000	37,000	1,604,000	—	1,604,000	(1,000)	1,649,000	2,000
Dongles (*)	142,000	10,000	110,000	10,000	63,000	15,000	19,000	7,000	—	—

Subtotal mobile	2,329,000	34,000	2,196,000	55,000	1,892,000	24,000	1,808,000	14,000	1,815,000	4,000
Internet subscribers—Wimax	6,000	—	7,000	(1,000)	9,000	(1,000)	11,000	(1,000)	16,000	1,000

Total subscribers	2,335,000	34,000	2,203,000	54,000	1,901,000	23,000	1,819,000	13,000	1,831,000	5,000

Lines per employee (**)	5,354	—	5,119	—	4,581	—	4,336	—	4,281	—

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas Claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

6.	Consolidated ratios

	1Q13	1Q12	1Q11
Liquidity (1)	1.28	1.03	0.79
Solvency (2)	1.44	1.15	0.95
Locked-up capital (3)	0.60	0.63	0.67

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

7.	Outlook

In this fiscal year the growth prospects for fixed line services are expected to continue in line with the evolution experienced in recent years as a result of the market maturity. Arnet Broadband business got well-positioned to continue to capture market opportunities.

The mobile business is expected to continue expanding its subscriber base, although at more moderate rates than those of recent years. Mobile Internet is expected to continue to gain further presence among our customer base. Value Added Services are expected to continue to be one of the key sources of revenues growth. Personal is expected to continue to work on expanding the mobile Internet experience, considering the access restriction to additional spectrum faced by the mobile operators in the national market. Coverage expansion and speed access improvement to 3G and HSDPA+ networks, and the more complete portfolio of advanced mobile devices will be the drivers to success in its operation in the Argentine market.

The strategy implemented by the Telecom Group’s Management sets forth the basic standards that will enable the Telecom Group to reach its objectives of improving quality of service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market in which it operates. The Telecom Group’s investment plans are based on this future vision and on its commitment to its country and people.

Patrizio Graziani
President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2013

VIII

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	Note	March 31, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	2	3,977	3,168
Investments	2	148	561
Trade receivables	2	2,213	2,181
Other receivables	2	618	457
Inventories	2	540	633

Total current assets		7,496	7,000

Non-Current Assets
Trade receivables	2	20	23
Deferred income tax assets	2	67	62
Other receivables	2	282	122
Investments	2	52	70
Property, plant and equipment (“PP&E”)	2	9,193	9,035
Intangible assets	2	1,515	1,514

Total non-current assets		11,129	10,826

TOTAL ASSETS		18,625	17,826

LIABILITIES
Current Liabilities
Trade payables	2	3,476	3,660
Deferred revenues	2	386	362
Financial debt	2	55	43
Salaries and social security payables	2	611	638
Income tax payables	2	602	458
Other taxes payables	2	519	558
Dividends payables	2	33	—
Other liabilities	2	33	42
Provisions	6	126	134

Total current liabilities		5,841	5,895

Non-Current Liabilities
Trade payables	2	21	20
Deferred revenues	2	340	329
Financial debt	2	99	101
Salaries and social security payables	2	117	128
Deferred income tax liabilities	2	186	220
Income tax payables	2	12	12
Other liabilities	2	64	51
Provisions	6	942	907

Total non-current liabilities		1,781	1,768

TOTAL LIABILITIES		7,622	7,663

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Nortel (Controlling Company)		5,915	5,457
Equity attributable to Non-controlling interest		5,088	4,706

TOTAL EQUITY	7	11,003	10,163

TOTAL LIABILITIES AND EQUITY		18,625	17,826

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended March 31,
	Note	2013	2012
Revenues	2	6,064	5,126
Other income	2	9	4

Total revenues and other income		6,073	5,130

Employee benefit expenses and severance payments	2	(869)	(678)
Interconnection costs and other telecommunication charges	2	(484)	(408)
Fees for services, maintenance, materials and supplies	2	(558)	(478)
Taxes and fees with the Regulatory Authority	2	(602)	(463)
Commissions	2	(502)	(449)
Cost of equipments and handsets	2	(558)	(437)
Advertising	2	(154)	(164)
Cost of VAS	2	(131)	(60)
Provisions	6	(40)	(40)
Bad debt expenses	2	(93)	(69)
Other operating expenses	2	(286)	(240)
Depreciation and amortization	2	(691)	(615)
Gain on disposal of PP&E		7	1

Operating income		1,112	1,030
Finance income	2	205	132
Finance expenses	2	(70)	(85)

Net income before income tax expense		1,247	1,077
Income tax expense	2	(437)	(386)

Net income for the period		810	691

Attributable to:
Nortel (Controlling Company)		436	365
Non-controlling interest		374	326

		810	691

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		41.75	34,96
Class “B” preferred shares		145.15	121.51

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended March 31,
	2013	2012
Net income for the period	810	691

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	63	24

Other components of the comprehensive income, net of tax	63	24

Total comprehensive income for the period	873	715

Attributable to:
Nortel (Controlling Company)	458	374
Non-controlling interest	415	341

	873	715

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel
	Capital stock (1)		Inflation adjustment of capital stock	Share issue prem- iums (1)	Economic Rights Class “A” preferred shares included in financial debt	Legal reserve	Voluntary reserve for future dividends payments	Currency translation adjustment	Retained earnings (2)	Total	Equity attributable to non- controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2012	53	19	114	368	(423)	180	—	24	3,687	4,022	3,775	7,797

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(16)	—	—	—	16	—	—	—
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	365	365	326	691
Other comprehensive income	—	—	—	—	—	—	—	9	—	9	15	24

Total Comprehensive Income	—	—	—	—	—	—	—	9	365	374	341	715

Balances as of March 31, 2012	53	19	114	368	(439)	180	—	33	4,068	4,396	4,093	8,489

Balances as of January 1, 2013	53	15	108	15	—	180	3,359	57	1,670	5,457	4,706	10,163

Dividends from Núcleo (4)	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	436	436	374	810
Other comprehensive income	—	—	—	—	—	—	—	22	—	22	41	63

Total Comprehensive Income	—	—	—	—	—	—	—	22	436	458	415	873

Balances as of March 31, 2013	53	15	108	15	—	180	3,359	79	2,106	5,915	5,088	11,003

(1)	As of March 31, 2012 all ordinary shares, all Series “B” Preferred shares and all Series “A” Preferred shares were issued and fully paid. As of March 31, 2013 all ordinary shares and Series “B” Preferred shares were issued and fully paid. All Series “A” Preferred shares were cancelled on June 14, 2012.
(2)	For further information see Note 11 – Subsequent events as of March 31, 2013.
(3)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012.
(4)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Three-month periods ended March 31,
	Note	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		810	691
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		111	68
Depreciation of PP&E	2	467	426
Amortization of intangible assets	2	224	189
Consumption of materials	2	30	44
Gain on disposal of PP&E	2	(7)	(1)
Provisions	6	51	67
Interest and other financial losses		(35)	8
Income tax expense	2	437	386
Income tax paid	3	(339)	(217)
Net increase in assets	3	(356)	(76)
Net decrease in liabilities	3	(109)	(258)

Total cash flows provided by operating activities		1,284	1,327

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(732)	(845)
Intangible assets acquisitions	3	(215)	(190)
Proceeds from the sale of PP&E		7	—
Investments not considered as cash and cash equivalents	3	431	—

Total cash flows used in investing activities		(509)	(1,035)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financial debt	3	(7)	(3)
Payment of interest	3	(2)	(2)

Total cash flows used in financing activities		(9)	(5)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		43	14

INCREASE IN CASH AND CASH EQUIVALENTS		809	301
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,168	2,882

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		3,977	3,183

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2013 AND 2012

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

Argentine GAAP: Generally Accepted Accounting Principles in force in Argentina for the Company (without considering the adoption of IFRS).

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CPCECABA: The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB: International Accounting Standards board.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Micro Sistemas: Micro Sistemas S.A.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange

OCI: Other Comprehensive Income.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

RT: Technical resolutions issued by the FACPCE.

RT26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

NORTEL INVERSORA S.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as voicemail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR dialing, ring back tones, SMS, national and international roaming, automatic call routing, access to wireless internet and access to email via BlackBerry.

NORTEL INVERSORA S.A.

NOTE 1 –	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation and significant accounting policies

These consolidated financial statements have been prepared in accordance with RT 26 as adopted by the CPCECABA, and as required by the CNV.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2012 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in its most recent annual consolidated financial statements with the exception of the valuation of Pension benefits included in “Other non-current liabilities”.

In connection with these pension benefits granted to Telecom Argentina’s unionized employees, Telecom Argentina has applied IAS 19 revised (Employee Benefits), issued by the IASB in June 2011, which introduced modifications related to the recognition of actuarial gains and losses, the presentation of changes in assets and liabilities arising from defined benefit plans (which should be presented within OCI), as well as greater disclosure requirements for defined benefit plans. IAS 19 revised is mandatory for periods beginning on or after 1 January 2013. The adoption of this standard would generate a reduction of $0.1 in Retained Earnings at the beginning of year 2013 with charge to OCI. Based on materiality grounds, the opening balance of Retained Earnings has not been changed and the provisions of the new standard have been applied in the determination of fiscal year 2013 results of operations.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended March 31, 2013 was approved by resolution of the Board of Directors’ meeting held on April 29, 2013.

b) Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•

the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•

the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

NORTEL INVERSORA S.A.

•

the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with owners in their capacity as owners (controlling and non-controlling);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the Argentine Corporations Law and/or by the CNV have been also included.

c) Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d) Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the periods indicated:

	Three-month periods ended March 31,
	2013	2012
Numerator:
Net income attributable to Nortel	436	365
Net income available to Class “B” Preferred Shares	(213.43)	(178.68)
Net income available to common shares	222.57	186.32
Denominator:
Number of common shares outstanding	5,330,400	5,330,400

Basic and diluted net income per common share	41.75	34.96

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	213.43	178.68
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455

Basic and diluted net income per Class “B” Preferred Share	145.15	121.51

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

	March 31, 2013	December 31, 2012
CONSOLIDATED STATEMENT OF FINANCIAL POSITION CURRENT ASSETS
a) Cash and cash equivalents
Cash	14	12
Banks	204	127
Time deposits	3,696	2,625
Mutual funds	63	404

	3,977	3,168

b) Investments
Investments over 90 days maturity	107	540
Argentine companies Notes	21	1
Government bonds	20	20

	148	561

NORTEL INVERSORA S.A.

	March 31, 2013	December 31, 2012
c) Trade receivables
Fixed services	887	853
Personal mobile services	1,512	1,469
Núcleo mobile services	65	61

Subtotal	2,464	2,383
Allowance for doubtful accounts	(251)	(202)

	2,213	2,181

Movements in the allowance for current doubtful accounts are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	(202)	(170)
Additions—Bad debt expenses	(93)	(275)
Uses	44	243

At the end of the period/year	(251)	(202)

	March 31, 2013	December 31, 2012
d) Other receivables
Prepaid expenses	261	206
Prepaid expenses related parties (Note 5.c)	91	—
Receivables for suppliers indemnities	28	61
Tax credits	91	62
Restricted funds	13	13
Compensation Fund	10	19
Expenditure reimbursement	43	38
Other	96	73

Subtotal	633	472
Allowance for doubtful accounts	(15)	(15)

	618	457

Movements in the allowance for current doubtful accounts are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	(15)	(12)
Additions	—	(3)

At the end of the period/year	(15)	(15)

	March 31, 2013	December 31, 2012
e) Inventories
Mobile handsets	543	626
Fixed telephones and equipment	21	15

Subtotal	564	641
Allowance for obsolescence of inventories	(24)	(8)

	540	633

Movements in the allowance for obsolescence of inventories are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	(8)	(19)
Additions—Fees for services, maintenance, materials and supplies	(19)	(14)
Uses	3	25

At the end of the period/year	(24)	(8)

	March 31, 2013	December 31, 2012
NON CURRENT ASSETS
f) Trade receivables
Fixed services	20	23

	20	23

NORTEL INVERSORA S.A.

	March 31, 2013	December 31, 2012
g) Deferred income tax assets
Net deferred income tax assets in Argentina (Telecom Argentina and Nortel)
Tax loss carryforwards	5	4
Allowance for doubtful accounts	43	40
Provisions	246	248
Termination benefits	59	63
Other deferred income tax assets, net	107	108
Allowance for deferred income tax assets	(5)	(4)
Deferred income tax liabilities in Argentina
PP&E and intangible assets	(396)	(405)

In Argentina	59	54

Net deferred income tax assets abroad (Núcleo and Springville)
Tax loss carryforwards	1	1
Allowance for doubtful accounts	3	2
PP&E	11	11
Valuation allowance	(1)	(1)
Deferred income tax liabilities abroad
Other deferred income tax liabilities	(6)	(5)

Abroad	8	8

	67	62

h) Other receivables
Credit on SC Resolution No. 41/07 and IDC	85	85
Restricted funds	23	22
Tax credits	30	30
Prepaid expenses	90	86
Prepaid expenses related parties (Note 5 c)	153	—
Credit on minimum presumed income tax	7	7
Other	9	7

Subtotal	397	237
Allowance for regulatory matters	(85)	(85)
Allowance for tax credits	(13)	(13)
Allowance for doubtful accounts	(17)	(17)

	282	122

Movements in the allowance for regulatory matters are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	(85)	(90)
Uses	—	5

At the end of the period/year	(85)	(85)

Movements in the allowance for tax credits are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	(13)	(13)
Additions	—	—
Uses	—	—

At the end of the period/year	(13)	(13)

Movements in the allowance for doubtful accounts are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	(17)	(13)
Additions	—	(1)
Uses	—	5

At the end of the period/year	(17)	(17)

	March 31, 2013	December 31, 2012
i) Investments
Argentinean companies Notes	51	69
2003 Telecommunications Fund	1	1

	52	70

NORTEL INVERSORA S.A.

	March 31, 2013	December 31, 2012
j) PP&E
Land, buildings and installations	899	900
Computer equipment and software	1,167	1,196
Switching and transmission equipment (i)	2,247	2,286
Mobile network access and external wiring	2,544	2,531
Construction in progress	1,734	1,534
Other tangible assets	311	322
Materials	305	280

Subtotal	9,207	9,049
Valuation allowance for materials	(14)	(14)

	9,193	9,035

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials) are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	9,049	8,262
CAPEX	519	2,415
Materials	52	159

Total PP&E additions	571	2,574
Currency translation adjustments	85	131
Decreases	(1)	(1)
Consumption of materials	(30)	(125)
Depreciation of the period/year	(467)	(1,792)

At the end of the period/year	9,207	9,049

Movements in the valuation allowance for materials are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	(14)	(15)
Additions—Fees for services, maintenance, and materials	—	(5)
Uses	—	6

At the end of the period/year	(14)	(14)

	March 31, 2013	December 31, 2012
k) Intangible assets
Licenses	588	588
SAC	591	586
Service connection or habilitation costs	93	94
Rights of use	223	227
Other intangible assets	20	19

	1,515	1,514

Movements in Intangible assets are as follows:

	March 31, 2013	December 31, 2012
	(3 months)	(12 months)
At the beginning of the year	1,514	1,488
CAPEX	222	842
Currency translation adjustments	3	4
Amortization of the period/year	(224)	(820)

At the end of the period/year	1,515	1,514

	March 31, 2013	December 31, 2012
CURRENT LIABILITIES
l) Trade payables
PP&E suppliers	1,166	1,427
Other assets and services suppliers	1,625	1,608
Inventory suppliers	585	584

Subtotal suppliers	3,376	3,619
Agent commissions	89	30
SU reimbursement	11	11

	3,476	3,660

NORTEL INVERSORA S.A.

	March 31, 2013	December 31, 2012
m) Deferred revenues
Deferred revenue on prepaid calling cards	290	270
Deferred revenue on connection fees	31	30
Deferred revenue on sale of capacity and related services	33	34
Deferred revenue on customer loyalty programs	30	26
Deferred revenue from CONATEL	2	2

	386	362

n) Financial debt (Núcleo)
Bank loans	50	40
Accrued interest	5	3

	55	43

o) Salaries and social security payables
Vacation and bonuses	416	392
Social security payables	117	144
Termination benefits	60	62
Restructuring debt	9	14
Compensation Fund contributions	9	26

	611	638

p) Income tax payables
Income tax payables	2,006	1,520
Payments in advance of income taxes	(1,407)	(1,065)
Law No. 26,476 Tax Regularization Regime	3	3

	602	458

q) Other taxes payables
VAT, net	155	180
Tax on SU	90	88
Tax withholdings	63	91
Internal taxes	60	55
Turnover tax	56	54
Regulatory fees	47	48
Municipal taxes	18	17
Retention Decree No.583/10 ENARD	10	9
Other	20	16

	519	558

r) Dividends payables
Related parties (Note 5.c)	33	—

	33	—

s) Other liabilities
Legal fees	—	12
Guarantees received	9	7
Other	24	23

	33	42

NON CURRENT LIABILITIES
t) Trade payables
PP&E suppliers	21	20

	21	20

u) Deferred revenues
Deferred revenue on sale of capacity and related services	221	217
Deferred revenue on connection fees	63	64
Deferred revenue on customer loyalty programs	47	39
Deferred revenue from CONATEL	9	9

	340	329

v) Financial debt (Núcleo)
Bank loans	99	101

	99	101

w) Salaries and social security payables
Termination benefits	117	128

	117	128

NORTEL INVERSORA S.A.

	March 31, 2013	December 31, 2012
x) Deferred income tax liabilities (Telecom Personal)
Deferred income tax assets
Allowance for doubtful accounts	(68)	(54)
Provisions	(130)	(120)
Inventory	(21)	(19)
Other	(6)	(3)
Allowance for deferred income tax assets	23	23
Deferred income tax liabilities
PP&E and intangible assets	332	348
Other	56	45

Net deferred income tax liabilities	186	220

y) Income tax payables
Law No. 26,476 Tax Regularization Regime	12	12

	12	12

z) Other liabilities
Suppliers guarantees on third parties claims	9	12
Pension benefits (Note 1.a)	42	38
Legal fees	12	—
Other	1	1

	64	51

aa) Aging of assets and liabilities at March 31, 2013

Date due	Cash and cash equiva- lents		Invest- ments		Trade receiva- bles		Deferred income tax assets	Other receiva- bles	Trade pay- ables	Deferred revenues	Finan- cial debt	Salaries and social security payables	Income tax payables	Other taxes payables	Divid- ends payables	Deferred income tax liabilities	Other liab- ilities
Total due	—		—		898		—	—	(d) 115	—	—	—	—	—	—	—	—
Not due
Second quarter 2013	3,977		118		1,277		—	386	3,356	315	16	393	599	519	16	—	28
Third quarter 2013	—		—		22		—	89	5	24	8	72	1	—	—	—	3
Fourth quarter 2013	—		10		10		—	81	—	22	18	64	1	—	17	—	1
First quarter 2014	—		20		6		—	62	—	25	13	82	1	—	—	—	1
April 2014 thru March 2015	—		51		14		—	130	21	96	38	43	3	—	—	—	23
April 2015 thru March 2016	—		—		6		—	76	—	46	26	29	3	—	—	—	2
April 2016 and thereafter	—		—		—		—	73	—	198	35	45	6	—	—	—	39
Not date due established	—		1		—		67	3	—	—	—	—	—	—	—	186	—

Total not due	3,977		200		1,335		67	900	3,382	726	154	728	614	519	33	186	97

Total	3,977		200		2,233		67	900	3,497	726	154	728	614	519	33	186	97

Balances bearing interest	3,757		199		923		—	—	44	—	154	—	22	—	—	—	4
Balances not bearing interest	220		1		1,310		67	900	3,453	726		728	592	519	33	186	93

Total	3,977		200		2,233		67	900	3,497	726	154	728	614	519	33	186	97

Average annual interest rate (%)	(a	)	(b	)	(c	)			17%		10,28%		9%				6%

(a)	$63 bear 9.31%, $876 bear 8.34% and $2,818 bear 14.49%.
(b)	$107 bear 17.78%, $21 bear 19.10%, $51 bear 5.09%, $10 bear 8.84%, $10 bear 20.08%.
(c)	$78 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, $223 bear 50% over the Banco de la Nación Argentina notes payable discount rate, $14 in financing plans bear 28%, $38 bear 8.3%, $557 bear 28.28%, and $13 bear 36%.
(d)	At the date of these consolidated financial statements, $72 was cancelled.

ab) Foreign currency assets and liabilities

	03.31.13			12.31.12
	Type and amount of foreign currency (i)		Amount in local currency (ii)	Type and amount of foreign currency (i)		Amount in local currency (ii)
Net positions	US$	(109)	(576)	US$	(137)	(679)
Net assets (liabilities)	G	(153,785)	(194)	G	(118.791)	(136)
	EURO	(16)	(106)	EURO	(10)	(63)
	SDR	3	24	SDR	3	22

			(852)			(856)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

NORTEL INVERSORA S.A.

	Three month periods ended March 31,
	2013	2012
	Profit (loss)
CONSOLIDATED INCOME STATEMENTS
ac) Total revenues and other income
Services
Voice—Retail	629	607
Voice—Wholesale	185	175
Internet	575	458
Data	213	163

Subtotal Fixed services	1,602	1,403

Voice—Retail	1,214	1,077
Voice—Wholesale	448	425
Internet	391	276
Data	1,615	1,323

Subtotal Personal Mobile services	3,668	3,101

Voice—Retail	87	86
Voice—Wholesale	22	18
Internet	62	26
Data	78	63

Subtotal Núcleo Mobile services	249	193

Total service revenues (a)	5,519	4,697

Equipment
Fixed services	14	18
Personal Mobile services	518	405
Núcleo Mobile services	13	6

Total equipment revenues (b)	545	429

Other income
Fixed services	8	3
Personal Mobile services	1	1

Total other income (c)	9	4

Total revenues and other income (a)+(b)+(c)	6,073	5,130

ad) Operating costs

Operating expenses disclosed by nature of expense amounted to $4,961 and $4,100 for the three-month periods ended March 31, 2013 and 2012, respectively.

The main components of the operating expenses are the following:

	Three month periods ended March 31,
	2013	2012
	Profit (loss)
Employee benefit expenses and severance payments
Wages and salaries	(643)	(492)
Social security expenses	(195)	(138)
Severance indemnities and termination benefits	(11)	(29)
Other employee benefits	(20)	(19)

	(869)	(678)

Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(55)	(53)
Cost of international outbound calls	(37)	(37)
Lease of circuits	(42)	(39)
Mobile services—charges for roaming	(135)	(86)
Mobile services—charges for TLRD	(215)	(193)

	(484)	(408)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(80)	(66)
Technical maintenance	(112)	(84)
Service connection fees for fixed lines and Internet lines	(37)	(30)
Service connection fees capitalized as SAC	2	2
Service connection fees capitalized as Intangible assets	6	5
Other maintenance costs	(71)	(51)
Call center fees	(157)	(147)
Other fees for services	(105)	(103)
Directors and Supervisory Committee’s fees	(4)	(4)

	(558)	(478)

NORTEL INVERSORA S.A.

	Three month periods ended March 31,
	2013	2012
	Profit (loss)
Taxes and fees with the Regulatory Authority
Turnover tax	(324)	(238)
Taxes with the Regulatory Authority	(150)	(118)
Tax on deposits to and withdrawals from bank accounts	(61)	(49)
Municipal taxes	(42)	(30)
Other taxes	(25)	(28)

	(602)	(463)

Commissions
Agent commissions	(358)	(311)
Agent commissions capitalized as SAC	103	76
Distribution of prepaid cards commissions	(139)	(123)
Collection commissions	(92)	(71)
Other commissions	(16)	(20)

	(502)	(449)

Cost of equipments and handsets
Inventory balance at the beginning of the period	(641)	(555)
Plus:
Purchases	(588)	(559)
Deferred costs from SAC	103	106
Transfer from materials	—	(1)
Net decreases from allowance for obsolescence	1	3
Mobile handsets lent to customers at no cost	2	1
Replacements to customers	1	4
Less:
Inventory balance at period end	564	564

	(558)	(437)

Advertising
Media advertising	(85)	(97)
Fairs and exhibitions	(36)	(36)
Other advertising costs	(33)	(31)

	(154)	(164)

Cost of VAS
Cost of mobile VAS	(129)	(58)
Cost of fixed VAS	(2)	(2)

	(131)	(60)

Other operating costs
Transportation, freight and travel expenses	(93)	(79)
Delivery costs capitalized as SAC	7	7
Rental expense	(65)	(52)
Energy, water and others	(85)	(74)
International and satellite connectivity	(31)	(30)
Other	(19)	(12)

	(286)	(240)

D&A
Depreciation of PP&E	(467)	(426)
Amortization of SAC and service connection costs	(219)	(183)
Amortization of other intangible assets	(5)	(6)

	(691)	(615)

As required by the Argentine Corporations Law, the operating expenses disclosed by function are as follows:

Cost of sales and services	(2,989)	(2,421)
General and administrative expenses	(204)	(155)
Selling expenses	(1,735)	(1,485)
Other expenses—provisions	(40)	(40)
Gain on disposal of PP&E	7	1

	(4,961)	(4,100)

NORTEL INVERSORA S.A.

	Three month periods ended March 31,
	2013	2012
	Profit (loss)
ae) Financial results
Finance income
Interest on cash equivalents	105	82
Interest on investments (Argentine companies Notes and Government bonds)	5	—
Interest on receivables	25	20
Gains on Mutual Funds	9	5
Interest on related parties (Note 5.d)	—	1
Foreign currency exchange gains	60	24
Other	1	—

Total finance income	205	132

Finance expenses
Interest on loans	(4)	(3)
Interest on Class “A” Preferred Shares debt	—	(16)
Interest on salaries and social security payable, other taxes payables and accounts payable	(4)	(2)
Interest on provisions	(11)	(27)
Loss on discounting of salaries and social security payable, other taxes payables and other liabilities	(3)	(6)
Foreign currency exchange losses	(47)	(31)
Other	(1)	—

Total finance expenses	(70)	(85)

	135	47

af) Income taxes

Income tax expense for the three-month periods ended March 31, 2013 and 2012 consists of the following:

	Profit (loss)
	Telecom Argentina	Personal	Núcleo	Total
Current tax expense	(110)	(365)	(7)	(482)
Deferred tax benefit	5	39	1	45

Income tax expense as of March 31, 2013	(105)	(326)	(6)	(437)

Current tax expense	(70)	(311)	(5)	(386)
Deferred tax benefit (expense)	(5)	6	—	1
Valuation allowance	—	(1)	—	(1)

Income tax expense as of March 31, 2012	(75)	(306)	(5)	(386)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	2,269	40	2,309
Non taxable items—Other income from investments	(1,063)	—	(1,063)
Non taxable items—Other	1	3	4

Subtotal	1,207	43	1,250
Weighted statutory income tax rate	35%	(*)

Income tax expense at weighted statutory tax rate	(423)	(6)	(429)
Income tax on cash dividends from foreign companies	(6)	—	(6)
Other changes in tax assets and liabilities	(2)	—	(2)

Income tax expense as of March 31, 2013	(431)	(6)	(437)

Pre-tax income on a separate return basis	1,997	35	2,032
Non taxable items—Other income from investments	(955)	—	(955)
Non taxable items—Other	16	—	16

Subtotal	1,058	35	1,093
Weighted statutory income tax rate	35%	(*)

Income tax expense at weighted statutory tax rate	(371)	(5)	(376)
Income tax on cash dividends from foreign companies	(7)	—	(7)
Other changes in tax assets and liabilities	(2)	—	(2)
Changes in valuation allowance	(1)	—	(1)

Income tax expense as of March 31, 2012	(381)	(5)	(386)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the periods presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented, in Uruguay the statutory tax rate was 25% for all the periods presented and in the USA the effective tax rate was 39.5%, for all the periods presented, respectively.

NORTEL INVERSORA S.A.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

•	Changes in assets/liabilities components:

	Three month periods ended March 31,
	2013	2012
Net (increase) decrease in assets
Trade receivables	(116)	(56)
Other receivables	(74)	(11)
Other receivables related parties (Note 5.c)	(244)	—
Inventories	78	(9)

	(356)	(76)

Net (decrease) increase in liabilities
Trade payables	(46)	(125)
Deferred revenues	31	33
Salaries and social security payables	(52)	(27)
Other taxes payables	(36)	(22)
Other liabilities	3	(45)
Provisions	(9)	(72)

	(109)	(258)

Income tax paid consists of the following:
Payments in advance	(310)	(194)
Other payments	(29)	(23)

	(339)	(217)

• Main non-cash operating transactions:

VAT credit balances offset with income taxes payments	—	23
Compensation Fund contribution reclassified between:
Provisions and Other receivables and Salaries and social security payables	—	39
Provisions and Other liabilities	—	21
SAC acquisitions offset with trade receivables	7	28

• Most significant investing activities:

PP&E acquisitions include:
PP&E additions (Note 2.j)	(571)	(545)
Plus:
Payments of trade payables originated in prior years acquisitions	(581)	(640)
Less:
Acquisition of PP&E through incurrence of trade payables	418	339
Mobile handsets lent to customers at no cost	2	1

	(732)	(845)

Intangible assets acquisitions include:
Intangible assets additions (Note 2.k)	(222)	(198)
Plus:
Payments of trade payables originated in prior years acquisitions	(66)	(80)
SAC acquisitions offset with trade receivables	(7)	(28)
Less:
Acquisition of intangible assets through incurrence of trade payables	80	116

	(215)	(190)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	431

	431	—

• Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Payment of bank loans—Núcleo	(7)	(3)

Total payment of financial debt	(7)	(3)

Payment of interest on bank loans—Núcleo	(2)	(2)

Total payment of interest	(2)	(2)

NORTEL INVERSORA S.A.

NOTE 4 – SEGMENT INFORMATION

The Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the three-month periods ended March 31, 2013 and 2012 was as follows:

For the three-month period ended March 31, 2013

❑	Income statement

	Fixed services	Mobile services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	1,907	4,215	265	4,480	—	(314)	6,073
Employee benefit expenses and severance payments	(618)	(229)	(21)	(250)	(1)	—	(869)
Interconnection costs and other telecommunication charges	(129)	(551)	(45)	(596)	—	241	(484)
Fees for services, maintenance, materials and supplies	(245)	(327)	(24)	(351)	(2)	40	(558)
Taxes and fees with the Regulatory Authority	(132)	(461)	(9)	(470)	—	—	(602)
Commissions	(44)	(445)	(26)	(471)	—	13	(502)
Cost of equipments and handsets	(15)	(529)	(14)	(543)	—	—	(558)
Advertising	(38)	(101)	(15)	(116)	—	—	(154)
Cost of VAS	(2)	(120)	(9)	(129)	—	—	(131)
Provisions	(13)	(27)	—	(27)	—	—	(40)
Bad debt expenses	(22)	(69)	(2)	(71)	—	—	(93)
Other operating expenses	(162)	(133)	(11)	(144)	—	20	(286)

Operating income before D&A	487	1,223	89	1,312	(3)	—	1,796
Depreciation of PP&E	(216)	(206)	(45)	(251)	—	—	(467)
Amortization of intangible assets	(24)	(191)	(9)	(200)	—	—	(224)
Gain on disposal of PP&E	5	—	2	2	—	—	7

Operating income	252	826	37	863	(3)	—	1,112
Financial results, net	49	83	3	86	—	—	135

Net income before income tax expense	301	909	40	949	(3)	—	1,247
Income tax expense, net	(105)	(326)	(6)	(332)	—	—	(437)

Net income	196	583	34	617	(3)	—	810

Net income attributable to Nortel (Controlling Company)							436
Net income attributable to non-controlling interest							374

							810

(1)
Service revenues	1,602	3,668	249	3,917	—	—	5,519
Equipment revenues	14	518	13	531	—	—	545
Other income	8	1	—	1	—	—	9

Subtotal third party revenues	1,624	4,187	262	4,449	—	—	6,073
Intersegment revenues	283	28	3	31	—	(314)	—

Total revenues and other income	1,907	4,215	265	4,480	—	(314)	6,073

❑ Statement of financial position information

PP&E	5,444	2,851	898	3,749	—	—	9,193
Intangible assets, net	369	1,114	33	1,147	—	(1)	1,515
Capital expenditures on PP&E (a)	263	203	53	256	—	—	519
Capital expenditures on intangible assets (b)	21	190	11	201	—	—	222
Total capital expenditures (a)+ (b)	284	393	64	457	—	—	741
Total additions on PP&E and intangible assets	313	396	84	480	—	—	793
Net financial asset (debt)	999	3,118	(97)	3,021	2	—	4,022

❑	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	5,796	5,749	10,179
Abroad	277	324	950

Total	6,073	6,073	11,129

NORTEL INVERSORA S.A.

For the three-month period ended March 31, 2012

❑	Income statement

	Fixed services	Mobile services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	1,669	3,536	200	3,736	—	(275)	5,130
Employee benefit expenses and severance payments	(496)	(166)	(15)	(181)	(1)	—	(678)
Interconnection costs and other telecommunication charges	(127)	(451)	(31)	(482)	—	201	(408)
Fees for services, maintenance, materials and supplies	(221)	(280)	(18)	(298)	(1)	42	(478)
Taxes and fees with the Regulatory Authority	(109)	(347)	(6)	(353)	(1)	—	(463)
Commissions	(36)	(404)	(24)	(428)	—	15	(449)
Cost of equipments and handsets	(10)	(422)	(5)	(427)	—	—	(437)
Advertising	(38)	(114)	(12)	(126)	—	—	(164)
Cost of VAS	(2)	(52)	(6)	(58)	—	—	(60)
Provisions	(28)	(12)	—	(12)	—	—	(40)
Bad debt expenses	(14)	(53)	(2)	(55)	—	—	(69)
Other operating expenses	(136)	(113)	(8)	(121)	—	17	(240)

Operating income before D&A	452	1,122	73	1,195	(3)	—	1,644
Depreciation of PP&E	(200)	(196)	(30)	(226)	—	—	(426)
Amortization of intangible assets	(24)	(158)	(7)	(165)	—	—	(189)
Gain on disposal of PP&E	1	—	—	—	—	—	1

Operating income	229	768	36	804	(3)	—	1,030
Financial results, net	(16)	78	(1)	77	(14)	—	47

Net income before income tax expense	213	846	35	881	(17)	—	1,077
Income tax expense, net	(75)	(306)	(5)	(311)	—	—	(386)

Net income	138	540	30	570	(17)	—	691

Net income attributable to Nortel (Controlling Company)							365
Net income attributable to non-controlling interest							326

							691

(1)
Service revenues	1,403	3,101	193	3,294	—	—	4,697
Equipment revenues	18	405	6	411	—	—	429
Other income	3	1	—	1	—	—	4

Subtotal third party revenues	1,424	3,507	199	3,706	—	—	5,130
Intersegment revenues	245	29	1	30	—	(275)	—

Total revenues and other income	1,669	3,536	200	3,736	—	(275)	5,130

❑ Statement of financial position information

PP&E	4,979	2,716	657	3,373	—	—	8,352
Intangible assets, net	377	1,096	23	1,119	—	—	1,496
Capital expenditures on PP&E (a)	281	173	38	211	—	—	492
Capital expenditures on intangible assets (b)	17	176	5	181	—	—	198
Total capital expenditures (a)+ (b)	298	349	43	392	—	—	690
Total additions on PP&E and intangible assets	355	350	38	388	—	—	743
Net financial asset (debt)	716	2,370	(104)	2,266	(378)	—	2,604

❑	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	4,922	4,864	9,296
Abroad	208	266	697

Total	5,130	5,130	9,993

NORTEL INVERSORA S.A.

NOTE 5 – RELATED PARTY TRANSACTIONS

a) Controlling company

All of the common shares of Nortel belong to Sofora. As of March 31, 2013 these shares represent 78.38% of the capital stock of Nortel.

b) Related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the indirect shareholders of the Company.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”) to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

c) Balances with related parties

•	Related parties

	Type of related party	March 31, 2013	December 31, 2012
CURRENT ASSETS
Trade receivables
TIM Participacoes S.A. (a)	Other related party	1	—
Telecom Italia Sparkle S.p.A. (a)	Other related party	2	9
Telecom Italia S.p.A. (a)	Indirect parent company	3	1
Caja de Seguros S.A. (b)	Other related party	47	21
Latin American Nautilus Argentina S.A. (a)	Other related party	2	1

		55	32

Other receivables
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	91	—

		91	—

NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	153	—

		153	—

CURRENT LIABILITIES
Trade payables
Grupo Italtel (a)	Other related party	99	97
Latin American Nautilus Ltd. (a)	Other related party	—	30
Telecom Italia S.p.A. (a)	Indirect parent company	13	22
Telecom Italia Sparkle S.p.A. (a)	Other related party	4	10
Latin American Nautilus USA Inc. (a)	Other related party	1	2
Latin American Nautilus Argentina S.A. (a)	Other related party	—	1
TIM Participacoes S.A. (a)	Other related party	10	2
Caja de Seguros S.A. (b)	Other related party	27	23
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	Other related party	4	5

		158	192

Dividends payables
ABC Telecomunicaciones S.A.	Other related party	33	—

		33	—

NORTEL INVERSORA S.A.

d) Transactions with related parties

	Transaction description	Type of related party	Three month periods ended March 31,
			2013	2012
			Profit (loss)
Telecom Italia Sparkle S.p.A. (a)	Voice –Wholesale	Other related party	5	6
TIM Participacoes S.A. (a)	Voice –Wholesale	Other related party	3	4
Telecom Italia S.p.A. (a)	Voice –Wholesale	Indirect parent company	1	1
Caja de Seguros S.A. (b)	Voice – Retail	Other related party	41	20
Caja de Seguros S.A. (b)	Equipment	Other related party	19	12
Standard Bank (b) (c)	Voice – Retail	Other related party	—	1
Standard Bank (b) (c)	Data	Other related party	—	4
Standard Bank (b) (c)	Equipment	Other related party	—	1

Total revenues and other income			69	49

Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(24)	(25)
Grupo Italtel (a)	Maintenance, materials and supplies	Other related party	(16)	(15)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(8)	(7)
TIM Participacoes S.A. (a)	Roaming	Other related party	(6)	(6)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(4)	(4)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(2)	(2)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(2)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(b)	Salaries and social security	Other related party	(10)	(7)
Caja de Seguros S.A. (b)	Insurance	Other related party	(4)	(4)
La Estrella Compañía de Seguros S.A. (b)	Insurance		(2)	(1)

Total operating costs			(78)	(72)

Standard Bank (b) (c)	Interest	Other related party	—	1

Total financial results			—	1

Grupo Italtel (a)		Other related party	27	10

Total purchases of PP&E			27	10

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina—Inversiones S.L.
(c)	This entity is no longer related party as from November 2012.
(d)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. Telecom Argentina’s Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

e) Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $13 and $12 for the three month periods ended March 31, 2013 and 2012, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three month periods ended March 31,
	2013	2012
Salaries (*)	7	5
Variable compensation (*)	4	5
Social security contributions	2	2

	13	12

(*)	Gross compensation. Social security and income tax retentions are in charge of the employee.

As of March 31, 2013 and 2012, an amount of $5 and $6 remained unpaid, respectively,

As of March 31, 2013 and 2012, Nortel and the Telecom Group have recorded a $3 provision for the fees of their Board of Directors members. The members and alternate members of the Board of Directors do not hold executive positions in Nortel or Company’s subsidiaries.

NORTEL INVERSORA S.A.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)   Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $2,970 as of March 31, 2013 (of which $811 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)   Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2013, the Telecom Group has recorded provisions in an aggregate amount of $1,153 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,068 included under provisions) and certain amounts deposited in the Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2013, these restricted funds totaled $36 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of	Additions (reversals)			Decreases		Balances as of
	December 31, 2012	Capital (i)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	March 31, 2013
Current
Provision for civil and commercial proceedings	33	—	—	6	—	(1)	38
Provision for labor claims	32	—	—	2	—	(4)	30
Restructuring (iii)	54	—	—	—	(16)	—	38
Provision for regulatory, tax and other matters claims	15	—	—	9	—	(4)	20

Total current provisions	134	—	—	17	(16)	(9)	126

Non-current
Provision for civil and commercial proceedings	145	19	2	(6)	—	—	160
Provision for labor claims	255	6	1	(2)	—	—	260
Provision for regulatory, tax and other matters claims	432	15	6	(9)	—	—	444
Asset retirement obligations	75	—	3	—	—	—	78

Total non-current provisions	907	40	12	(17)	—	—	942

Total provisions	1,041	40	12	—	(16)	(9)	1,068

(i)	Included in Provisions.
(ii)	$11 Included in Finance costs and $1 to currency translation adjustments.
(iii)	As of the date of these consolidated financial statements, the Telecom Group has continued with the restructuring plan implementation begun in 4Q12, estimating that it would be substantially concluded during 2Q13.

	Balances as of	Additions (reversals)			Decreases		Balances as of
	December 31, 2011	Capital (i)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	March 31, 2012
Current
Provision for civil and commercial proceedings	16	—	—	—	—	—	16
Provision for labor claims	128	—	—	3	(51)	(59)	21
Provision for regulatory, tax and other matters claims	29	—	—	(2)	—	(13)	14

Total current provisions	173	—	—	1	(51)	(72)	51

Non-current
Provision for civil and commercial proceedings	117	7	3	—	—	—	127
Provision for labor claims	220	19	15	(3)	(9)	—	242
Provision for regulatory, tax and other matters claims	384	14	8	2	—	—	408
Asset retirement obligations	61	—	1	—	—	—	62

Total non-current provisions	782	40	27	(1)	(9)	—	839

Total provisions	955	40	27	—	(60)	(72)	890

(i)	Included in Provisions.
(ii)	Included in Finance costs.

NORTEL INVERSORA S.A.

NOTE 7 – EQUITY

Equity includes:

	March 31, 2013	December 31, 2012
Equity attributable to Nortel (Controlling Company)	5,915	5,457
Equity attributable to non-controlling interest	5,088	4,706

Total equity (*)	11,003	10,163

(*)	Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” Preferred Shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2013:
March 31,	6,064	1,796	1,112	135	810	436

	6,064	1,796	1,112	135	810	374

Fiscal year 2012:
March 31,	5,126	1,644	1,030	47	691	365
June 30,	5,254	1,488	845	22	552	282
September 30,	5,645	1,584	918	48	627	335
December 31,	6,092	1,840	1,159	70	805	431

	22,117	6,556	3,952	187	2,675	1,413

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE QUARTERLY PERIOD ENDED MARCH 31, 2013

Regulatory Recent Developments

Administrative complaints in connection with Personal’s service cuts

On March 11, 2013, the CNC notified Personal of the administrative complaint related to a network incident that took place on March 8, 2013, affecting only the 3G services in the Autonomous City of Buenos Aires and certain clients of a few localities in the North Region of Argentina. The incident lasted only around two and a half hours.

Personal filed its defenses against such penalty procedures, alleging its illegality. However, on April 5, 2013, the CNC notified Personal a Resolution which, among other issues, applies a sanction of $6, together with the obligation to pay a compensation amount of $30 pesos to each affected customer.

As of the date of these financial statements, Personal’s Management, with the advice of its legal counsels, understands that there are solid arguments to file defenses against such penalty, and is currently assessing which legal defenses should be filed against the above mentioned CNC’s Resolution. However, Personal cannot assure that it will have a favorable result in the administrative stage.

NORTEL INVERSORA S.A.

Resolutions of the Annual Shareholders’ Meeting of Núcleo

Núcleo’s shareholders, at their meeting held on March 22, 2013, approved, among other items, the following distribution of cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non-controlling shareholders	Total
May, 2013	34.0	16.5	50.5
October, 2013	34.0	16.5	50.5

Total	68.0	33.0	101.0

NOTE 11 – SUBSEQUENT EVENTS AS OF MARCH 31, 2013

1. Administrative Complaints in connection with Personal’s Service Cuts

On April 4, 2013, the CNC notified Personal of an administrative complaint related to a network incident that took place on April 2, 2013, affecting the provision of services in the City of La Plata, due to the floods resulting from the devastating storm that occurred in such city.

As of the date of these financial statements, Personal’s Management is assessing its legal defenses against the above mentioned penalty procedure.

2. Resolution SC No. 1/13

On April 8, 2013, SC Resolution No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergencies or catastrophe situations, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution No. 1/13 requires that mobile operators present within 45 days a contingency plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of these financial statements, Personal’s Management is analyzing the effects that this new Resolution could have on its operations and its financial situation, as well as the actions that should be taken.

3. Resolutions of the Annual and Extraordinary Shareholders’ Meeting of Personal

Personal’s shareholders, at their meeting held on April 10, 2013, approved, among other items, the Annual Report and financial statements as of December 31, 2012 and the allocation of Retained Earnings as of December 31, 2012 as follows: (i) the constitution of a Special Reserve for implementation of IFRS by $405, (ii) the constitution of a voluntary reserve for the finance of working capital and capital expenditures in Argentina by $233 and (iii) the allocation of $1,950 to the reserve for future cash dividends. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends and the reserve for the finance of working capital and capital expenditures in Argentina.

4. Resolutions of the Annual and Extraordinary Shareholders’ Meeting of Telecom Argentina

Telecom Argentina’s shareholders, at their meeting held on April 23, 2013, resolved, among other items: (a) the approval of Telecom Argentina’s Annual Report and financial statements as of December 31, 2012; (b) to adjourn the session until May 21, 2013 to consider the allocation of Telecom Argentina’s Retained Earnings as of December 31, 2012; (c) to set at eleven the number of regular and alternate directors of Telecom Argentina for a three year term, and to set at five the number of regular and alternate members of the Supervisory Committee of Telecom Argentina for a one year term, and to appoint the persons who will occupy those positions.

NORTEL INVERSORA S.A.

5. Resolutions of the Company’s Annual and Extraordinary General Shareholders’ Meeting

Nortel’s shareholders, at their meeting held on April 26, 2013, approved, among other items, the Annual Report and financial statements as of December 31, 2012 and the allocation of Retained Earnings as of December 31, 2012 as follows: (i) the constitution of a Special Reserve for implementation of IFRS by $204, (ii) the allocation of $1,466 to the reserve for future cash dividends. The shareholders also approved the delegation of authority in the Company’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends taking into account Nortel’s future liquidity.

Patrizio Graziani
President

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT ON THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50—Floor 11

Autonomous City of Buenos Aires

Tax code: 30-64389741-1

1.	We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. (“Nortel”), and its subsidiaries, including the consolidated statements of financial position at March 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and of cash flows for the three-month period ended March 31, 2013, and the selected explanatory notes. The balances and other information for the year 2012 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

2.	The Company’s Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in paragraph 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.	Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist, mainly, of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of the Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4.	Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with International Accounting Standard No. 34.

5.	In accordance with current regulations, in connection with Nortel, we report that:

a)	the condensed interim consolidated financial statements of Nortel are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the condensed interim separate financial statements of Nortel arises from accounting records kept in all formal respects in conformity with legal regulations;

c)	we have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2013, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 42,587.86, none of which was due at that date.

Autonomous City of Buenos Aires, April 29, 2013

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Vº 1 Fº 17
Dr. Alejandro P. Frechou
Public Accountant (UBA)
C.P.C.E.C.A.B.A. V° 156 F° 85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 21, 2013	By:	/s/ María Blanco Salgado
Name: Maria Blanco Salgado
Title: Officer in Charge of Market Relations